INVEST IN **AVA'S PET PALACE**

From Kitchen Experiments to Store Shelves: One of the Youngest Founders in Pet Aisles


Ava's

avaspetpalace.com Westmont, IL

Highlights

1. Organic treats now on shelves at iconic retailer, Erewhon Market.
2. 60% year-over-year DTC growth as of December 2025
3. KeHE Elevate brand
4. Mission-Driven Brand: Sustainable packaging, carbon-neutral shipping, and a focus on giving back.
5. 57%+ customer return rate shows strong product loyalty

6 100% Family-Owned and Operated

7 Certified Diversity: Proudly Minority-Owned and certified by the NMSDC.

8 Thriving Industry: Growing in the booming $147B pet market, where treats are leading the way.

Featured Investor

 **June McDonald**
Syndicate Lead

Follow

Invested $10,150 ⓘ

Business consultant. Worked with entrepreneurs with dreams and needed help making them a reality

"Ava touched my heart when I first met her over 6 years ago. She is bright, engaging, and focused. Her parents, Michael and Ina, are great role models as well as great parents. I love this family. I am a fan for life. I have watched the company grow from a startup to a full fledged business with plans and strategies that are impressive in their depth. This is not a child running a business but a brilliant business woman who just happens to be young."

Team

 **Ava Dorsey** Founder & Chief Pet Officer

Ava started her business at 8 and has grown it into a nationally recognized pet brand. Now 18, she creates healthy, all-natural pet treats while championing sustainability, pet wellness, and community.



 **Ina Jones** President & Mom

Ina, co-founder, left a successful career in commercial real estate, backed by an MBA and MSRE, to fully support Ava's dream in 2020. As a mom of 4, she champions her children's ambitions and empowers other mompreneurs to take charge and break boundaries.



Michael Jones   COO & Dad

Co founder of Ava's, Michael has as BS in Mechanical Engineering from FAMU, is an elected school board president and has 19 years of experience with the Nuclear Regulatory Commission. He brings extensive leadership experience and guidance to Ava's.





Angela Strong   Vice President of Sales

Angela is a passionate sales leader with 20+ years of corporate experience. Known for strong communication, building C-Suite relationships, and driving results in fast-paced environments.



Not your average brand. Not your average founder.

WELCOME TO AVA'S!

Ava's Pet Palace is not your average pet brand. Led by a teen founder with vision, it's rewriting the rules of what's possible in the pet space.

We make dog and cat treats using **simple, organic, and all-natural** ingredients to keep pets happy, healthy, and feeling great.




Ava's
PET PALACE
Salmon Puffs
Turkey Poppers
Snappin' Salmon





HI, I'M AVA!

I'm Ava, 18-year-old Founder and Chief Pet Officer at Ava's Pet Palace!



Purpose

"When I was a little girl, my mom made sure I was eating organic, natural foods. One day I asked: *what about Rock (our dog at the time), doesn't he get organic, natural foods, too?*

And from that moment, I started dreaming of **a better world for pets, *where all pets are royalty.***

My purpose is to make the world better for pets, people and our planet. My start is to make sure all pets and pet parents have access to healthy organic, natural pet treats."

-Ava

Founder & Chief Pet Officer

Age 6

I have a dream for a business.

I made this original "business plan" (I called it a "job plan" then)


2014
Accesories
Animal
FREEO

when I was just 6 years old!



Age 8


2016

Mom and dad finally say yes.

I'm so excited to be starting my own business at 8 years old! Here, I'm making a yummy, healthy, organic cat food. 🥣🐈


2016
Ava's Pet Palace

Going to my first craft show.

All setup and ready for my first local craft show 😊 🛍️

Age 11

My dog treats in stores!

Thanks to Bentley's Pet Stuff for giving me my first opportunity! This is the display at Earthwise Pet in Naperville! You can still find my treats there today! 🐾🐕❤️


2019

Age 12

Went viral on Instagram: got 1,200 orders in 2 days!

Up until this point, we had been getting 2-3 orders a month from my website and sold my treats at various local craft shows. When Ava's went viral, we could have refunded

shower when Ava's went viral, we could have refunded everyone and just said sorry. Instead, my mom gave her 2-week notice, my dad ordered a commercial oven and dehydrator, pans, racks, tables, and big knives to cut all the fish. And we fulfilled all the orders from our kitchen and newly updated garage!

Age 13



Big changes in 2021

We successfully funded a kickstarter to launch my first treat made at a commercial kitchen! Next, we did a complete brand refresh and finally, my USDA Certified Organic treats were released!



Age 14

A year of growth

We attended our first industry expos, expanded into more stores nationwide, and for a limited time, **our treats were even in over 1000 PetSmart stores!**



Age 17



Launched in Erewhon!

Launching our organic treats



in Erewhon marked a huge milestone in our journey from kitchen-table treats to premium shelves. Being chosen by such an iconic retailer validates our commitment to **simple, clean, limited-ingredient recipes** that pets love and parents trust.

Age 18

Our collab with Vital Farms!

Vital Farms selected us for their "For Working Dogs Only" campaign because **our values align around animal welfare and transparency.** For a small, youth-founded brand like ours, being trusted by a company of their size is a powerful reminder that staying true to your mission gets noticed.



WHY AVA'S?

Our treats are organic, additive-free, and 7 or fewer ingredients each.



We have been purchasing for a few years now because of how **high quality** they are. They are made with extremely healthy ingredients, so they are **great for your pets!**

— Sara



"I have five dogs and all of them **love the new turkey poppers!** I will definitely be adding them to our orders."

— Cynthia



"Pure organic ingredients. Frankly, they smell rather tempting."







What Makes Our Treats Special

Not your average treats, because we're not your average brand.

- **Truly Organic:** One of the only USDA Certified Organic treat brands you'll find in retail, built on clean food standards from day one.

- **Radically Simple:** Just a handful of ingredients you can actually pronounce, sometimes only one. No fillers. No fluff.

- **Unexpected Proteins:** From wild sockeye salmon to duck, we create options that stand out on shelves and in bowls.

- **Vet-Backed Nutrition:** Our blends are designed with experts so they don't just taste good, they do good.

- **Shaped by Community:** From the kitchen to store shelves, every recipe has been built hand in hand with pet parents who care as much as we do.

THE OPPORTUNITY

70% of U.S. households own a pet. Over half of them (and counting) are willing to pay more for healthier, premium pet food.

Market Opportunity

- $126.7B global pet food market in 2024

- $65.8B spent on pet food and treats in the U.S. in 2024

- Gen Z households with pets grew to **18.8 million in 2024**, a 43.5% increase from the prior year

- Millennials + Gen Z are the largest pet-owning groups, driving demand for healthier, sustainable, and ethically made products



Why Ava's Pet Palace

- Organic, clean-ingredient products from day one

- Proven customer loyalty with sales up 52% YoY

- 400+ retail stores and growing daily, with customers in every U.S. state

- Built on inclusivity, transparency, and sustainability

Investing in Ava's Pet Palace means backing a brand that pet parents already trust and one that is positioned for rapid growth in a booming market.

USE OF FUNDS

We're fundraising to expand Ava's Pet Palace into a nationally recognized brand

How We'll Use Your Investment

- **30% Inventory & Production** - Scale manufacturing of top SKUs, improve unit economics, expand lineup

- **25% Retail Expansion** - Support 400+ existing stores and new retail launches with demos, promotions, and trade shows.

- **20% Team Growth** - Hire key roles in sales, business development, and operations to strengthen execution.

- **15% Marketing & DTC** - Drive digital campaigns, grow subscriptions, and expand our customer community.
- **10% Admin & Buffer** - Cover compliance, legal, and working capital for stability.


Marketing & Advertising
Admin/Buffer
15%
10%
Team Growth
20%
30%
Inventory & Production
25%
Retail Expansion






8/31/24
Ava's Pet Palace
$ 5,000
Five Thousand
Fearless Moguls
Fearless Foundation

Our commitment extends beyond just making treats

We're here to raise the bar for pets, people, and the industry

We're here to raise the bar for pets, people, and the industry itself.

- **Better for pets** – Real, organic ingredients that make tails wag and keep pets healthier, longer.
- **Bigger than growth** – Scaling responsibly while staying true to who we are and what we believe in.
- **Proof in action** – Ava built this brand from age 8 to 400+ stores by 18, with sales growing 52% year over year.
- **Community at the center** – Every customer, retailer, and ambassador is part of building something that lasts.



---

abc 7
ABC7CHICAGO

baked with QUALITY INGREDIENTS
Vital FARMS
for your PRECIOUS PUPS
cheesy over easy
DOG TREATS

CHICAGO TODAY

Press & Media Highlights

Ava's Pet Palace has been featured in multiple notable outlets for its mission, growth, and innovation. These stories help investors see how our story resonates beyond our product.

- **Pet Food Industry** (2025) – Covered our collaboration with **Vital Farms** on a limited-edition treat campaign, spotlighting our shared values of sustainability and animal wellness.
- **ABC7 Chicago** (2025)– *Young Entrepreneur Finds Success in Organic Pet Treat Business* featured how Ava started at age 8 and now sells nationwide.
- **Startup CPG** – *Founder Friday Feature* profiled our clean-ingredient philosophy and retail expansion.
- **PETS+ Magazine** – Highlighted Ava as a teen entrepreneur debuting USDA Organic-certified treats at Global Pet Expo

debuting USDA Organic-certified treats at Global Pet Expo.





TODAY
PET food PROCESSING
PetfoodIndustry
BuzzFeed
Pet Product News
Pet Business
PETS+
PETSPLUSMAG.COM
THE NEW YORKER
food
Forbes
Women'sHealth
COSMOPOLITAN
Treehugger
The New York Times Wirecutter
New York MAGAZINE
the spruce Pets
THIS DOG'S LIFE
DORK diaries
dogster
JACKSON GALAXY'S CATCAMP
CHICAGO'S VERY OWN WGN9
Media Recognition
The local and national media has embraced Ava and her business. This media attention encourages Ava to pursue her passion to advocate for natural pet food that prioritizes the health and wellness of pets.
Ava enjoys interviews, and jumps at any chance to get her message out about a healthier and happier world for pets.
Ava wants Ava's Pet Palace to be know as a brand that helps guide pet parents to healthier, high-quality nutrition for their pets.
PET CANDY
AVA DORSEY
PETFOOD INDUSTRY

WHY A COMMUNITY ROUND?

We want our community to be part of our growth journey

Why a Community Round?

We chose a community round because Ava's Pet Palace was built with community from the very beginning.

- **Shared success** – We want our customers and supporters to grow with us, not just traditional investors.
- **True to our story** – The people who have always believed in us deserve the chance to be part of the journey.
- **Accessible** – With a minimum investment of just $100, anyone can join in, not just a select few.
- **Momentum** – Every investment, share, and conversation multiplies our reach and helps us expand faster.

This round is more than raising capital. It is about proving that when a brand is fueled by purpose and community, growth becomes unstoppable.



Thank you for considering joining us on this journey. Ava's Pet Palace has grown from a childhood dream into a trusted brand.

Your investment helps us expand into more retail doors, reach more families, and set new standards in pet wellness. Together we can create a future where pets eat better, communities thrive, and purpose-driven businesses prove what is possible.

Let's grow together.